JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Series A Convertible Preferred Stock of National Realty and Mortgage, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 22nd day of June 2007.

Rise Elite International Limited By: /s/ Liu Bo Name: Liu Bo Title: Chairman & CEO /s/ Liu Bo Liu Bo /s/ Liang Deli Liang Deli